GRASIM
ADITYA BIRLA GROUP

82-3322

By Air Mail

SUPPL

June 29, 2C

02049161

Securities
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Fax:

Dear Sir,

We refer our earlier notice of 5th June 2002 vide which we had informed you that due to water shortage at Nagda, the Company has stopped production at its Staple Fibre Plant located there.

With the onset of monsoon and rains in Nagda area our Staple Fibre Plant in Nagda has commenced production from 28th June. The plant is expected to reach full capacity utilisation in next 3 to 4 days time.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
AUG 3 0 2002
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
91, Sakhar Bhavan, 230, Nariman Point, Mumbai - 400 021 • Tel. : 91-22 - 281 9520 • Fax: 91- 22 - 284 6299 • Email: grasim@bom7.vsnl.net.in
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)